UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response 2.50

FORM 12B-25/A	SEC FILE NUMBER 000-52983

NOTIFICATION OF LATE FILING	CUSIP NUMBER 925543100

(Check one): R£Form 10-K ☐ Form 20-F ☐ Form 11-K* ☑ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2011

☐ Transition Report on 10-K

☐ Transition Report on 20-F

☐ Transition Report on 11-K

☐ Transition Report on 10-Q

☐ Transition Report on N-SAR

For the Transition Period ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

VGTEL, INC.
dba 360 Entertainment & Productions

 Full Name of Registrant

NA

 Former Name if Applicable

400 Rella Blvd.  Suite 174
Suffern, NY 10901

 Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is unable to file its Quarterly Report Form 10-Q for the period ended September 30, 2011 (the “Quarterly Report”) by the prescribed filing date without unreasonable effort or expense because the Company needs additional time to complete certain reviews and analyses. The Company expects to file the Quarterly Report within the time period allotted for this extension.

 PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Peter Shafran	(360)	836-0368
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☑	No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. Except as required by law, the registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2008 Form 10-K. The registrant’s actual decisions, performance, and results may differ materially.

VGTel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By:	/s/ Peter Shafran
                       Chief Executive Officer                                                               Peter Shafran

Attachment to Form 12b-25
by VGTel, Inc.

Part V Item (3)

Prior year results reflected an operating company.  Current results reflect a shell company.   As a result the balance sheets, statement of operations, statement of cash flows that were reflected in the prior period based on those operations, are no longer applicable.